UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO – T/A
Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)
Pyramid Breweries Inc.
(Name of Subject Company)
Independent Brewers United, Inc.
PMID Merger Sub, Inc.
Magic Hat Brewing Company & Performing Arts Center, Inc.
Basso Private Series LLC
on behalf of Basso Series 3 (MHB)
Basso Multi-Strategy Holding Fund Ltd.
Basso Fund Ltd.
Basso Holdings Ltd.
Basso Capital Management, L.P.
(Names of Filing Persons—Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
7471355101
(CUSIP Number of Class of Securities)
R. Martin Kelly
c/o Magic Hat Brewing Company & Performing Arts Center, Inc.
431 Pine Street, Suite G-14
Burlington, VT 05401
Telephone: (802) 658-2739
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
James E. Abbott, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **

$27,257,683.75	$1,071.23

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $2.75 per share by 9,911,885, the number of shares of common stock, par value $0.01 per share (“Shares”), of Pyramid Breweries, Inc. (“PMID”) outstanding on a fully diluted basis as of June 27, 2008, as represented by PMID, in the Agreement and Plan of Merger with Independent Brewers United, Inc., PMID Merger Sub, Inc. and Magic Hat Brewing Company & Performing Arts Center, Inc., which Shares consist of (a) 9,160,085 Shares issued and outstanding, (b) 652,800 Shares subject to issuance upon exercise of outstanding options, and (c) 99,000 performance-based restricted stock units were outstanding.
** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.
☑ Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,071.23	Filing Party:	Independent Brewers
United, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 2, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2. [If checked, SC 13D cover page info must be on cover page to this Schedule TO]
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2008 as amended by Amendment No. 1 filed on July 21, 2008 (the “Schedule TO”), by Independent Brewers United, Inc. (“Parent”), PMID Merger Sub, Inc. (“Offeror”), Magic Hat Brewing Company & Performing Arts Center, Inc. (“Magic Hat”), Basso Private Series LLC on behalf of Basso Series 3 (MHB), Basso Multi-Strategy Holding Fund Ltd., Basso Fund Ltd., Basso Holdings Ltd., and Basso Capital Management, L.P. relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Pyramid Breweries Inc., a Washington corporation (“PMID”), together with the associated Preferred Share Purchase Rights issued pursuant to the Rights Agreement, dated June 14, 1999, by and between PMID and ChaseMellon Shareholder Services L.L.C., at a price per share equal to $2.75, net to the seller in cash, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2008, among Parent, Offeror, Magic Hat and PMID.
     All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
Item 11. Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     “On July 31, 2008, Parent announced that Offeror had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, at the end of Friday, August 1, 2008. In order to reflect the extension of the Expiration Date of the Offer, “Wednesday, July 30, 2008” or “July 30, 2008” are replaced in the Offer to Purchase, as appropriate, with “Friday, August 1, 2008” or “August 1, 2008”. The Offer continues to be conditioned upon the other conditions described in
Section 14—“Conditions to the Offer” of the Offer to Purchase.
     On July 31, 2008, Parent issued a press release regarding the extension of the Offer, the full text of which is filed as Exhibit (a)(5)(D) to this Amendment and incorporated by reference herein.”
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(D)	Press Release Issued by Parent, dated July 31, 2008, announcing the extension of the Offer.”

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule TO is true, complete and correct.
Dated: July 31, 2008

INDEPENDENT BREWERS UNITED, INC.
By:	/s/ R. MARTIN KELLY
Name:	R. Martin Kelly
Title:	Chief Executive Officer

PMID MERGER SUB, INC.
By:	/s/ R. MARTIN KELLY
Name:	R. Martin Kelly
Title:	President

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.
By:	/s/ R. MARTIN KELLY
Name:	R. Martin Kelly
Title:	Chief Executive Officer

BASSO PRIVATE SERIES LLC on behalf of Basso Series 3 (MHB) BASSO MULTI-STRATEGY HOLDING FUND LTD. BASSO FUND LTD. BASSO HOLDINGS LTD. BASSO CAPITAL MANAGEMENT, L.P.
By: Basso GP, LLC

By:	/s/ HOWARD FISCHER
Name:	Howard Fischer
Title:	Member of Basso GP, LLC, as General Partner of Basso Capital Management, L.P. (the non-member manager of Basso Private Series LLC, on behalf of Basso Series 3 (MHB))

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 2, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*

(a)(5)(A)	Joint Press Release Issued by Parent and PMID, dated June 27, 2008, announcing the execution of the Agreement and Plan of Merger among Parent, Offeror, Magic Hat and PMID.*

(a)(5)(B)	Form of Summary Advertisement Published in the Financial Times on July 2, 2008.*

(a)(5)(C)	Joint Press Release Issued by Parent and PMID, dated July 2, 2008, announcing the Offer.*

(a)(5)(D)	Press Release Issued by Parent, dated July 31, 2008, announcing the extension of the Offer.

(b)(1)	Letter Agreement re: Financing Commitment, dated June 25, 2008, from Basso Capital Management, L.P. to Parent.*

(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2008, among Parent, Offeror, Magic Hat and PMID.*

(d)(2)	Tender and Support Agreement, dated April 28, 2008 between Magic Hat and certain stockholders of PMID named therein.*

(d)(3)	Mutual Non-Disclosure Agreement, dated April 3, 2008, between Magic Hat and PMID.*

* Previously Filed.